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                      [DECHERT PRICE & RHOADS LETTERHEAD]

                                          February 22, 1996

Cohen & Steers Realty Shares, Inc.
757 Third Avenue
New York, NY 10017

Dear Sirs:

     As counsel for Cohen & Steers Realty Shares, Inc. (the 'Fund') during the fiscal year ended December 31, 1995, we are familiar with the Fund's registration under the Investment Company Act of 1940 and with the registration statement relating to its Shares of Common Stock (the 'Shares') under the Securities Act of 1933 (File No. 33-40215) (the 'Registration Statement'). We have also examined such other corporate records, agreements, documents and instruments as we deemed appropriate.

     Based upon the foregoing, it is our opinion that the Shares sold at the public offering price and delivered by the Fund against receipt of the net asset value of the Shares in compliance with the terms of the Registration Statement and the requirements of applicable law during the Fund's fiscal year ended December 31, 1995, were, when sold, duly and validly authorized, legally and validly issued, and fully paid and non-assessable.

     We consent to the filing of this opinion in connection with the Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940 for the fiscal year ended December 31, 1995 to be filed on behalf of the Fund with the Securities and Exchange Commission.

                                          Very truly yours,
                                          /s/ DECHERT PRICE & RHOADS